TipBrightly WeFunder FAQ

Elle Rustique
to me

Sat, Mar 28, [illegible]

Dear TipBrightly Friends & Family investors!

I want to thank all of you for believing in TipBrightly and making a reservation to invest via WeFunder! You made a reservation to invest as part of TipBrightly's "Testing the Waters" campaign for gauging investor interest. Your reservation to invest enabled us to meet our goal of $50K, reaching just over $57K. Thank you!!

We have received some questions about how the investment process works at WeFunder so I'm sending out an FAQ below. You can also view this link which describes the process.

1. How does my reservation become an investment?

- Right now, no funds have been sent to TipBrightly.
- Your reservation becomes an actual investment when TipBrightly and WeFunder complete the legal setup required to file a Form C with the SEC (this registers the CrowdFunding Campaign under SEC rules)
- TipBrightly is completing the legal setup now and we expect it will take another few weeks.
- No action is required by you.

2. How will I know when I know when the forms are completed?

- When the legal setup is complete and Form C filed, you will receive an email from WeFunder asking you to confirm your investment and make it official.
- This involves a) signing a contract and b) making the payment.

3. How do I make payment?

- When you confirm your investment, you will have a few choices for payment: the fastest and most straightforward way is to fund your WeFunder cash account and the money will be transferred to the TipBrightly investment vehicle.

4. WeFunder Cash Account:

- WeFunder describes the WeFunder cash account as a virtual wallet - it is an escrow account held by WeFunder's bank.
  - You have control over the money in there until you confirm your investment, at which point the money is transferred to TipBrightly's account.
  - You can fund your WeFunder cash account now if you'd like. Some have already done so.
  - This will enable your reservation to convert into an investment rapidly once Form C is filed and you confirm.
- You can still use other payments (also explained here).

WeFunder has very helpful FAQ if you are a first time investor. Feel free to share the TipBrightly WeFunder page with others who may be interested. Don't hesitate to write us if you have any more questions.

Thank you so much for your belief and support!

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.